UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY MEDIA CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Series A Liberty Interactive Common Stock, par value $0.01 per share
(Title of Class of Securities)
53071M104
(CUSIP Number of Series A Liberty Interactive Common Stock Underlying Class of Securities)

Charles Y. Tanabe	Copies to:
Executive Vice President and General Counsel	Robert W. Murray Jr.
LIBERTY MEDIA CORPORATION	Baker Botts L.L.P.
12300 Liberty Boulevard	30 Rockefeller Plaza
Englewood, Colorado 80112	New York, New York 10112-4498
(720) 875-5400	(212) 408-2500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,177,369	$203.47

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 5,741,468 options to purchase the Issuer’s Series A Liberty Interactive common stock that are outstanding under the 2000 Incentive Plan, as amended and restated effective February 22, 2007, and the 2007 Incentive Plan, effective February 22, 2007, will be eligible for exchange and will be tendered pursuant to the offer. These options have an aggregate value of $5,177,369 calculated based on a Black-Scholes-Merton option pricing model based on (1) a price per share of Series A Liberty Interactive common stock of $2.86, the closing price of the Issuer’s Series A Liberty Interactive common stock as reported on The Nasdaq Global Select Market as of March 3, 2009, for 2,870,734 market options and (2) a price per share of Series A Liberty Interactive common stock of $6.00 for 2,870,734 premium options.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the value of the transaction (prorated for amounts less than one million).
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(D)(3)
EX-99.(D)(4)
EX-99.(D)(5)
EX-99.(D)(6)
EX-99.(D)(7)
EX-99.(D)(8)
EX-99.(D)(9)
EX-99.(D)(10)

          This Issuer Tender Offer Statement on Schedule TO is filed by Liberty Media Corporation, a Delaware corporation (“Liberty Media’), in connection with its offer to exchange certain outstanding stock options to purchase Series A Liberty Interactive common stock, par value $0.01 per share (“LINTA shares”) that are properly tendered and not properly withdrawn for new options to purchase LINTA shares from the employees of Liberty Media’s subsidiaries QVC, Inc (together with its subsidiaries, “QVC”) and BuySeasons, Inc. (“BuySeasons”). The exchange offer will be conducted upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009, a copy of which is attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) and the related election form and withdrawal form (which together, as may be amended or supplemented from time to time, constitute the exchange offer).
          On the terms and subject to the conditions listed in the Offer to Exchange, Liberty Media is inviting employees of QVC and BuySeasons to exchange options to purchase LINTA shares with an exercise price per share greater than $7.00 for new options to purchase LINTA shares.
          This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is Liberty Media Corporation. Liberty Media’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, and its telephone number at that address is (720) 875-5400.
     (b) Securities.
     This Tender Offer Statement on Schedule TO relates to an offer by Liberty Media to the employees of its subsidiaries QVC and BuySeasons to exchange outstanding options to purchase LINTA shares granted prior to March 9, 2009, under Liberty Media’s 2000 Incentive Plan, as amended and restated effective February 22, 2007 (the “2000 Plan”), or 2007 Incentive Plan, effective February 22, 2007 (the “2007 Plan” and, together with the 2000 Plan, the “Liberty Plans”), with an exercise price per share greater than $7.00 (“Eligible Options”) for new options to purchase LINTA shares as more fully described in the Offer to Exchange (the “New Options”). Each New Option will be subject to the terms of the same Liberty Plan as the Eligible Options exchanged therefor were granted under. The actual number of LINTA shares subject to options to be exchanged in the Offer to Exchange will depend on the number of LINTA shares subject to Eligible Options tendered by eligible employees and accepted for exchange. Liberty Media is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(B), and Withdrawal Form, attached hereto as Exhibit (a)(1)(C).
     The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Risk Factors,” “The Exchange Offer—Eligible Optionholders and Eligible Options,” “The Exchange Offer—New Options,” “The Exchange Offer—Expiration Date; Cancellation Date and New Option Grant Date,” “The Exchange Offer—

Acceptance of Eligible Options for Exchange; Grant of New Options,” and “The Exchange Offer—Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Price Range of Shares of LINTA” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the subject company. Pursuant to Instruction C to Schedule TO, the following persons comprise all the directors and executive officers of the subject company:

Name	Title

John C. Malone	Chairman of Board of Directors

Gregory B. Maffei	President, Chief Executive Officer and Director

Robert R. Bennett	Director

Donne F. Fisher	Director

Paul A. Gould	Director

Evan D. Malone	Director

David E. Rapley	Director

M. LaVoy Robison	Director

Larry E. Romrell	Director

David J.A. Flowers	Senior Vice President and Treasurer

Albert E. Rosenthaler	Senior Vice President

Christopher W. Shean	Senior Vice President and Controller

Charles Y. Tanabe	Executive Vice President and General Counsel
     The information set forth under Item 2(a) above and in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “The Exchange Offer” titled “Eligible Optionholders and Eligible Options,” “New Options,” “Expiration Date; Cancellation Date and New Option Grant Date,” “Procedure for Tendering Eligible Options,” “Withdrawal Rights,” “Acceptance of Eligible Options for Exchange; Grant of New Options,” “Conditions of The Exchange Offer,” “Price Range of Shares of LINTA,” “Source and Amount of Consideration; Terms of New Options,” “Information Concerning Us; Financial Information,” “Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals,” “Material United

States Tax Consequences,” and “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.
     (b) Purchases.
     The Company’s officers will not be eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under “The Exchange Offer—Procedure for Tendering Eligible Options” and “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Purpose of The Exchange Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in Offer to Exchange under “The Exchange Offer—Acceptance of Eligible Options for Exchange; Grant of New Options” and “The Exchange Offer—Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Information Concerning Us; Financial Information—Plans or Proposals” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Source and Amount of Consideration; Terms of New Options” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Conditions of The Exchange Offer” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The financial information set forth in the Offer to Exchange under “The Exchange Offer—Information Concerning Us; Financial Information,” “Schedule A—Selected Summarized Financial Information,” and referenced in “The Exchange Offer—Information Concerning Us; Financial Information—Additional Information” is incorporated herein by reference. Liberty Media’s most recent Annual Report on Form 10-K can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under “Risk Factors,” “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options,” and “The Exchange Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIBERTY MEDIA CORPORATION
/s/ Charles Y. Tanabe
Name:	Charles Y. Tanabe
Title:	Executive Vice President and General Counsel

Date: March 9, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009

(a)(1)(B)	Election Form

(a)(1)(C)	Withdrawal Form

(a)(1)(D)	BuySeasons Cover Letter

(a)(1)(E)	QVC Cover Letter

(a)(1)(F)	Form of Email Communication to Employees

(a)(1)(G)	Form of Individual Listing of Eligible Options

(b)	Not applicable

(d)(1)	Liberty Media Corporation 2000 Incentive Plan (As Amended and Restated Effective February 22, 2007) (the “2000 Incentive Plan”) (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on 10-K for the year ending December 31, 2008 as filed February 27, 2009 (the “2008 10-K”)

(d)(2)	Liberty Media Corporation 2007 Incentive Plan (the “2007 Incentive Plan”) (incorporated by reference to Exhibit 10.16 to the 2008 10-K)

(d)(3)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for BuySeasons-General

(d)(4)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for QVC-General

(d)(5)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for BuySeasons-Designated

(d)(6)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for QVC-Designated

(d)(7)	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for BuySeasons-General

(d)(8)	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for QVC-General

(d)(9)	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for BuySeasons-Designated

(d)(10)	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for QVC-Designated

(g)	Not applicable

(h)	Not applicable